Mail Stop 3561

November 8, 2006

Charles F. McCoy, Esq.
Vice President, Secretary and General Counsel
Unifi, Inc.
P.O. Box 19109
7201 West Friendly Avenue
Greensboro, NC 27410

> **Re:** **Unifi, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 12, 2006**
> **File No. 333-137972**
>
> **Form 10-K for the fiscal year ended June 25, 2006**
> **Filed September 8, 2006**
> **File No. 001-10542**

Dear Mr. McCoy:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. We note that securities of your wholly-owned domestic subsidiaries, first tier foreign subsidiaries and domestic joint ventures are included in the collateral securing the notes. Please provide us with a schedule that reflects the aggregate principal amount, par value or book value and market value of the securities of each of the subsidiaries and joint ventures that collateralize the notes. With respect to each affiliate whose securities constitute a substantial portion of the collateral for the notes, please file the financial statements required by Rule 3-16 of Regulation S-X. Please note that the securities of an affiliate constitute a substantial portion of collateral if the aggregate principal amount, par value or book value of the securities as carried by you or the market value such securities, whichever is greater, equals twenty percent or more of the principal amount of the notes. Please refer to Rule 3-16 of Regulation S-X.

2. Please update the documents incorporated by reference to reflect all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your most recent annual report on Form 10-K.

Summary Historical Financial Data, page 18

3. It appears that you present EBITDA as a non-GAAP measure of performance and liquidity. As such, in addition to your reconciliation of EBITDA to net loss, please also reconcile to cash flows from operating activities. Please refer to Item 10(e)(1)(i) of Regulation S-K and Question 12 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," issued June 13, 2003 and available on our website at www.sec.gov.

4. The amounts of depreciation and amortization in other financial data in the table on page 18 and in the table in Selected Historical Financial Data on page 41 and in your calculation of EBITDA on page 20 appear to exclude amortization as reflected in your consolidated statements of cash flows. Please advise or revise as appropriate.

5. We note that income (loss) from equity affiliates, net of cash distributions for each year presented and restructuring charges for the fiscal year ended June 27, 2004 in the table of items which can be considered in addition to EBITDA on page 20 differ from the amounts disclosed in your consolidated statements of cash flows. Please advise or revise as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Liquidity and Capital Resources, page 61

6. Your discussion of cash flows should not be a mere recitation of changes and other information evident to readers from the financial statements. Please revise to focus on the primary drivers and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows and the underlying reasons for changes in cash flows as well as their reasonably likely impact on future cash flows. For example, we note that the significant fluctuations in working capital items in your discussion of cash provided by continuing operations are not analyzed to permit a reader to understand the extent to which changes are the result of changes in the level of operations or other factors. We also note that you did not include a discussion of cash flows from discontinued operations. Please refer to Interpretive Release No. 33-6835, which is available on our website at www.sec.gov.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

7. Please tell us and disclose in future filings the items and their amounts included in other income and expense in the notes to financial statements. Please refer to Rule 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

8. Please tell us whether premiums paid on key executive life insurance policies are reflected in the change in cash surrender value of life insurance policies. If so, please tell us the amounts of premiums included and why premiums paid should not be classified as cash flows from investing activities. Otherwise, please explain how premiums paid are classified and the line item in which the premiums are included. Please refer to AICPA Technical Practice Aid Section 1300.13.

Notes to Consolidated Financial Statements, page F-7

Note 1. Significant Accounting Policies and Financial Statement Information, page F-7

Revenue Recognition, page F-7

9. We note your disclosure on page 43 that you deduct non-defective returns from revenues in the period during which the return occurs and that you record allowances for defective returns based upon when you receive customer complaints. Please tell us your product return and warranty policies. Please also tell us why you do not record an estimate of non-defective product returns at the date of sale or a liability for estimated defective product returns. Refer to SFAS No. 48 and FIN 45.

Inventories, page F-8

10. We note that you establish specific and general reserves to write down inventories to the lower of cost or market. Please confirm to us that you do not revise your estimates of expected selling prices upward or otherwise reduce allowances after your establishment of the reserves resulting in an increase in the cost basis of inventory previously written down. Please refer to Chapter 4, footnote 2, of ARB 43 and SAB Topic 5:BB.

Stock-Based Compensation, page F-11

11. In future filings, please separately disclose the amount of stock-based employee compensation cost, net of tax effects, included in the determination of net loss as reported and the stock-based employee compensation, net of tax effects, that would have been included in the determination of net loss if the fair value method had been applied to all awards in your presentation of pro-forma net loss. Refer to SFAS No. 148, paragraphs 2(e)(c)(2) and (3).

Note 3. Income Taxes, page F-15

12. Please tell us in detail why you believe that you will utilize net deferred tax assets and have not recognized a full valuation allowance given your history of losses in recent years. In doing so, please tell us the negative and positive evidence considered, the weight given to potential effects of the negative and positive evidence and the facts and circumstances that support your conclusion that a full valuation reserve is not required.

Note 8. Derivative Financial Instruments and Fair Value of Financial Instruments, page F-26

13. Please tell us how you classify forward currency contracts in your consolidated balance sheets.

Exhibits

Exhibit 23.3

14. We note that the report of Grant Thornton was included in your Annual Report on Form 10-K for the year ended June 25, 2006 and was not incorporated by reference as stated in the consent. Please revise accordingly.

Exhibit 99.1 – Letter of Transmittal

15. Please revise your letter of transmittal to delete the representation that investors have reviewed the prospectus.

Undertakings, page II-8

16. Please revise to include the undertakings required by Item 512(a) of Regulation S-K.

Form 10-K for Fiscal Year Ended June 25, 2006

17. Please address the above comments in future filings on Form 10-K as applicable.

18. Please tell us why you included the financial statements of Yihua Unifi Fibre Industry Company Limited in the filing.

Exhibit 23.2

19. We note that the independent registered public accounting firm consented to the incorporation by reference of its report with respect to the financial statements of Yihua Unifi Fibre Industry Company Limited included in the annual report. Please note that if the report with respect to the financial statements is included in the annual report, an auditor need not incorporate it by reference. Please revise in future filings.

Exhibit 23.3

20. The consent indicates that the report of the independent certified public accounting firm on the financial statements of Parkdale America, LLC was incorporated by reference in the annual report. Please revise in future filings to indicate the auditor's report was included in the annual report.

* * * *

       As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Ruggiero, Staff Accountant, at (202) 551-3331 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Krista Penna, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        Fax: (212) 492-0586